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File Reference:  4020\045a

Via EDGAR

September 21, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:          Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED SEPTEMBER 12, 2005

          We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Annual Report on Form 20-F/A-1 (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the SEC’s comment letter dated September 12, 2005 (the “SEC Letter”).

Association of Law Corporations

Securities and Exchange Commission
September 21, 2005

          On behalf of the Company we are now pleased to enclose two copies of the black-lined and comparative copy of Amendment No. 2 to the Annual Report of the Company in this matter which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have been made to the enclosed Annual Report since the Company’s filing of Amendment No. 1 to such report back on September 1, 2005.  We confirm that the enclosed Annual Report is a black-lined and comparative copy of the filing submitted electronically pursuant to Regulation S-T.

          The following, we confirm, are responses addressing the comments in the SEC Letter.  We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Annual Report.

          We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Annual Report marked to show changes to the Annual Report as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Item 5: Operating and Financial Review and Prospects, page 30

  The Staff’s comment has been noted and we confirm that the annual report has been revised at page 30 to include full disclosure of the uncertainties in applying critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in the key assumption and the expected likelihood of material changes in the future.
  The Staff’s comment has been noted and we confirm that the annual report has been revised at page 33 to disclose the gross profit and gross margins including depreciation and amortization excluded from the cost of sales.

Item 11: Quantitative and Qualitative Disclosures About Market Risk, page 61

  The Staff’s comment has been noted and we confirm that the annual report has been revised at page 63 to include a hypothetical market rates change of 10% and to indicate that the selected rate change is reasonably possible in the near term.

Securities and Exchange Commission
September 21, 2005

Item 17: Financial Statements, page 67

Consolidated Statements of Operations, page 72

  The Staff’s comment has been noted and we confirm that the Consolidated Statements of Operations have been revised to move interest and financing expenses below the operating loss line.

Note 1: Nature of Business, page 74

  The Staff’s comment has been noted and we confirm that Note 1 has been revised to disclose that, outside the share purchase agreement, a member of Sinovac management purchased 6,544,830 shares of the 17,091,032 shares of Net-Force, resulting in shareholders and management of Sinovac having control of the combined entity.
  Chinese private companies do not use the same concept of authorized and issued shares of capital stock that is used in the United States. Instead, a company establishes a registered capital in RMB and its stockholders contribute to the registered capital in proportion to their interest in the company. The registered capital stock of Sinovac Beijing was 133,600,000 RMB, of which Ms. Wang had contributed 51%. Private companies in China do not issue shares of common stock, which is why we had previously stated that no shares of common stock had been issued.

It appears that the person who drafted the share purchase agreement between Net Force and Ms. Wang had attempted to make the facts stated above conform to normal United States practice. In particular, the drafter of the share purchase agreement made three mistakes:

•  there is a reference to "authorized capitalization" in Section 1.02, when in fact there is no such concept for a private Chinese company;

•  there is  reference to a par value of $0.001 per share, when in fact Chinese companies do not employ par value shares; and

•  there is a reference to 133,600,000 shares of common stock being issued when in fact the registered capital stock was 133,600,000 RMB.

The share purchase agreement properly reflects the essence of the transaction, namely that Ms. Wang exchanged a 51% interest in Sinovac Biotech Co., Ltd. for 10,000,000 shares of common stock of Net-Force. It is unfortunate that the agreement was drafted in a confusing fashion. Regardless, we believe that the financial statements and Form 20-F correctly represent the capital stock

Securities and Exchange Commission
September 21, 2005

transactions and properly reflect, in an appropriate pro forma way, the weighted average number of issued shares of common stock.

The Company has, however, updated the statement of stockholders’ equity to reflect the number of shares outstanding as if shares had been issued by the Chinese operating company during the relevant period.

  Based on the response to the above Item 6, the Company believes that the earnings per share calculations disclosed are appropriate and properly reflect the ownership interests of the various corporate owners.

Note 7: Licenses and Permits, page 84

  The Staff’s comment has been noted and we confirm that the nature of the costs associated with the inactive hepatitis A licenses has been disclosed in Note 7.
  In deferring amortization of the recombinant hepatitis A&B vaccine and the influenza vaccine, the primary issue is the ability to determine the pattern of economic benefits of the intangible assets.

Paragraph 11 of FASB 142 states that “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.”

Paragraph 12 of FASB 142 states that “if the intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

The Company believes that the key phrase is “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up”. The economic benefits begin when the vaccine is put into production, since that is when the asset contributes to the future cash flows of the entity. The amortization period should therefore cover the useful production life of the asset once it commences production.

Note 9: Income Taxes, page 86

  We note that the Staff has commented that Sinovac recorded a deferred income tax asset of $693,300 in its consolidated financial statements as at December 31, 2004 but did not record a valuation allowance. The Company observed the detailed provisions of FAS 109 “Accounting for Income Taxes” and the following outlines the review procedures employed, with particular attention to the determination of the need for and quantum of a valuation allowance.

Securities and Exchange Commission
September 21, 2005

Review in Accordance with FAS 109

In accordance with Paragraph 17 of FAS 109, the company has determined deferred taxes for each tax-paying entity separately in each tax jurisdiction which included:

  Identifying (1) the types and amounts of existing temporary differences; and (2) the nature and amount of each type of operating loss and tax credit carry forward and the remaining length of the carryforward period.  The Company has two subsidiaries for which temporary differences and the remaining length of the carry forward period were identified: Tangshan Yian has tax loss carryforwards; and Sinovac Beijing has excess tax base over accounting value of patents and licenses and land use rights.

  Measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate (paragraph 18).  No deferred tax liabilities were identified.

  Measuring the total deferred tax asset for deductible temporary differences and operating loss carry forwards using the applicable tax rate.  Deferred tax assets for Tangshan Yian were identified subject to the regular income tax rates for foreign investment companies in China (i.e. two years tax-free and three years at half the normal tax year, commencing the first profit making year).  Deferred tax assets for Sinovac Beijing were identified using “New Technology Enterprise” rates in China. (i.e. three years tax-free, three years at a 7.5% corporate income tax rate, and 15% thereafter).

  Measuring deferred tax assets for each type of tax credit carry forward.  No tax credit carry forwards were identified.

  Reducing deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.  The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.  A full valuation allowance for Tangshan Yian was taken as the company is a research company, has a history of operating losses and no foreseeable revenue in the future.  For Sinovac Beijing, a detailed tax review was performed based on FAS 109 guidelines as outlined below, with the result that no valuation allowance was taken.

Valuation Allowance

For the Sinovac Beijing deferred tax asset, management referred to the guidance in paragraphs 20 to 25 of FAS109, reviewed all available evidence, both positive

Securities and Exchange Commission
September 21, 2005

and negative, and considered whether, based on the weight of that evidence, a valuation allowance was needed.  Information about an enterprise's current financial position and its results of operations for the current and preceding years ordinarily was reviewed.  Historical information was supplemented by all currently available information about future years.

Knowing that the future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income) within the carryforward period available under the tax law, the following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences were reviewed:

  Future reversals of existing taxable temporary differences.  Sinovac Beijing does not have any taxable temporary differences which would reverse against the deductible temporary differences.

  Future taxable income exclusive of reversing temporary differences.  Detailed forecast taxable for Sinovac Beijing were prepared for a nine-year period specifically based on the projections of taxable income from the sales of inactive hepatitis A vaccine.  The nine-year period to 2012 matches the period over which the deductible temporary differences for patents and licenses reverse.  Forecasts were based on actual sales for the 2003 and 2004 years and included all expected selling costs, bad debt provisions, general and administrative and maintenance expenses.  Consolidated stock-based compensation and interest and research and development expenses were not included as these are not deductible for tax purposes or are expenses of other companies in the consolidated Sinovac group and, therefore, do not impact the future taxable income of Sinovac Beijing.  Taxable income for periods for 2012 onwards is expected to continue either with continuing sales of hepatitis A vaccine or with other drugs such as recombinant hepatitis A&B vaccine and influenza vaccine which are currently coming on stream or other drugs which are being researched.  Due to newness of these drugs and the lack of solid period earnings, additional taxable income relating to these vaccines has not been forecast.  Even thought the period that the land use rights would normally reverse over is 49 years, as the temporary difference annually is very small (approximately $6,000 per year) management expects that Sinovac Beijing will produce enough taxable income each year to realize this temporary difference.

  Taxable income in prior carryback year(s), if carryback is permitted under the tax law.  Loss carrybacks are not permitted in China, therefore, Sinovac has not relied on using loss carrybacks for the reversal of the deductible temporary differences.

  Tax planning strategies that the Company would, if necessary, implement, for example, (1) accelerating taxable amounts to utilize expiring carryforwards.  No accelerated taxable income amounts have been relied upon; and (2) changing the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss.

  Securities and Exchange Commission
  September 21, 2005

  In review of tax planning strategies, Sinovac reviewed alternative actions that would be considered to be (a) prudent and feasible, (b) a strategy that an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused, and (c) would result in realization of deferred tax assets.

  In this regard, the tax planning strategy of the potential sale of the land use rights was reviewed in detail.  As the land use rights primarily relates to the manufacturing facility associated with the sales of hepatitis A, the sale of the land use rights would not be considered unless the operations of the sales of hepatitis A and other drugs became sufficiently unprofitable to warrant closure of the operations and a sale of the asset.  If this were to occur, however, the tax base of the land use rights would be available to shelter any tax calculated on the sale up to the value of the tax base at that time.  Management has undertaken reasonable steps to assess the current value of the land use rights and is comfortable that the land use rights will maintain its value to such time the land use rights may be sold.  As a result, this tax planning strategy provides additional support for the deductible temporary differences related to the land use rights.

  When reviewing whether a valuation allowance is not needed or not, the Company also considered whether there was any negative evidence, such as cumulative losses in recent years.  Sinovac Beijing was taxable in 2004.  In 2002 the company had a loss, but as this was the first year of operations this loss has been discounted due to the start up nature of the first year of operations.  Other indicators reviewed were:

    There is no history of an operating loss or tax credit carry forwards expiring unused.

    There are no losses expected in early future years and no losses are expected in the future.

    There are no unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

    Although no losses are forecast, any losses that may occur can be carried forward for a period of five years in China.  Management expects that forecast taxable income would be still be sufficient to utilize any losses which may occur due to timing differences of taxable income.

  Conclusion

  Management has reviewed whether a valuation allowance is required on the deferred tax asset of Sinovac Beijing, and after considering the relative impact of positive

  Securities and Exchange Commission
  September 21, 2005

  and negative evidence has determined that a valuation allowance is not required.

  Based on the information above, Sinovac has recorded a deferred tax asset of $693,300 from Sinovac Beijing on consolidated balance sheet of Sinovac as at December 31, 2004.

            We trust that each of the foregoing and the attached and enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter.  However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

            On behalf of the Company we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

                                                                                                      Yours very truly,

                                                                                                      DEVLIN JENSEN

                                                                                                      Per:
                                                                                                                   /s/ Mike Shannon

                                                                                                                   MICHAEL T. SHANNON